Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi renews partnership with the WHO to fight Neglected Tropical Diseases and eliminate sleeping sickness before 2030

*	A new five-year US$ 25 million (US$ 5 million/year) financial support to prevent and treat Neglected Tropical Diseases
*	Strong Company commitment to meet the goals of the new WHO NTDs Roadmap and sustainably eliminate sleeping sickness before 2030
*	20-year partnership outstanding legacy with a decrease of 97% in sleeping sickness cases worldwide

PARIS - December 15, 2020 - Sanofi has signed on December 10th a renewed partnership agreement with the World Health Organization (WHO), consolidating a 20-year collaboration to fight some of the most Neglected Tropical Diseases (NTDs) and supporting the WHO in its commitment to sustainably eliminate sleeping sickness before 2030.

With this new 5-year commitment, Sanofi will provide a consistent financial support with US$ 25 million (US$ 5 million/year) dedicated to disease management, including screening of populations, disease awareness campaign, capacity building, as well as drug donation. This sustainable commitment is key to success to come to the end of NTDs.

“Sanofi has been collaborating for 20 years with the World Health Organization in the fight against neglected tropical diseases (NTDs). The renewal of this collaboration today speaks volumes about our longstanding engagement in global health” indicated Paul Hudson, CEO Sanofi. “We also welcome the recent endorsement of the new NTDs roadmap by the World Health Assembly. Sanofi is committed to further contribute to the elimination of sleeping sickness, including advancing research and development for vulnerable communities exposed to the disease.”

“This decades-long collaboration exemplifies a successful public–private partnership that has created meaningful impact in several countries and has brought sleeping sickness closer to elimination,” said Dr Tedros Adhanom Ghebreyesus, WHO Director-General. “In a world severely disrupted by the current pandemic, Sanofi’s renewed commitment and support to end this disease will immensely benefit and improve the lives of marginalized populations.”

The partnership between Sanofi and the WHO started in 2001 to support the screening, control and treatment of sleeping sickness, one of the most Neglected Tropical Disease affecting for the most underserved populations of sub-Saharan African countries. For 20 years, thanks to a US$ 100 million financial support for the screening and control of patients as well as drug donations, the partnership has made it possible to reach impressive achievements.

Since 2001, more than 40 million people have been screened for sleeping sickness and over 210 000 patients have been treated and saved. In 20 years, the number of cases of this disease – fatal if not treated – decreased by 97%. Sanofi’s collaboration with the WHO has also been extended since 2006 to include three additional diseases: leishmaniasis, Chagas disease and Buruli ulcer.

The development of the first oral drug, fexinidazole, in partnership with DNDi, has simplified the treatment of patients in the most remote areas. After the recent roll-out of fexinidazole in the Democratic Republic of Congo, which was an important step in the fight against the disease, the ongoing development of acoziborole, once approved, would represent a breakthrough innovation to reach a sustainable elimination of this disease

Sanofi’s contract with society

Sanofi’s long-term commitment and partnership with the WHO are fully part of Sanofi’s broader new contract with society. Sanofi commits to ensure global access and affordability to health while helping healthcare systems’ sustainability and leading with R&D innovation to provide sustainable solutions for unmet needs.

About Neglected Tropical Diseases

Neglected tropical diseases (NTDs) refer to a group of parasitic, bacterial, fungal and viral diseases that affect or threaten over one billion people worldwide. They affect people living in remote rural areas where poverty is rampant and health conditions are poor, and local capacities to monitor, diagnose and treat these diseases are missing.

About Sanofi collaboration with the WHO

Beside this NTDs strong partnership, Sanofi and the WHO also joined forces to fight key public health issues, such as polio, yellow fever or other infectious diseases (such as dengue, malaria and tuberculosis).

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Marion Breyer Tel.: +33 (0)1 53 77 46 Marion.breyer@sanofi.com

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